SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)


                              INFINITE GROUP, INC.
.................................................................................
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
.................................................................................
                         (Title of Class of Securities)

                                    456910306
.................................................................................
                                 (CUSIP Number)

                         Northwest Hampton Holdings, LLC
                                 c/o James Villa
                           c/o Stuart L. Levison, Esq.
                        Allen & O'Brien, One East Avenue
                            Rochester, New York 14604
                                Tel: 585-546-2456
.................................................................................
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 27, 2006
.................................................................................
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                 SCHEDULE
--------------------------------------------------------------------------------------------------------
                                                   13D
CUSIP NO. 456910306                                                                    Page 2 of 7 Pages

--------------------------------------------------------------------------------------------------------
(1)    Names of Reporting Persons
       S.S. or I.R.S. Identification
       Nos. Of Above Persons                     Northwest Hampton Holdings, LLC

--------------------------------------------------------------------------------------------------------
(2)    Check the appropriate Box                        (a)
       if a Member of a Group                           (b)

--------------------------------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------------------------------
(4)    Source of Funds
                                                                 WC
--------------------------------------------------------------------------------------------------------
(5)    Check Box if Disclosure of Legal                                  [ ]
       Proceedings is Required Pursuant
       to Items 2(d) or 2(e)

--------------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of                                   New York
       Organization
------------------------------------ -- ----------------------------------------------------------------

Number of Shares Beneficially           (7)      Sole Voting Power          10,074,589
Beneficially Owned Each
Reporting Person With                   ----------------------------------------------------------------

                                        (8)      Shared Voting                      0
                                        ----------------------------------------------------------------

                                        (9)      Sole Dispositive                   10,074,589
                                        ----------------------------------------------------------------

                                        (10)     Shared Dispositive Power           0

--------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                                          10,074,589

--------------------------------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares                                     [ ]

--------------------------------------------------------------------------------------------------------

(13)     Percent of Class Represented
         by Amount in Row 11                                                     31.1%

--------------------------------------------------------------------------------------------------------
(14)     Type of Reporting Person
                                                                                        OO
--------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                 SCHEDULE
--------------------------------------------------------------------------------------------------------
                                                   13D
CUSIP NO. 456910306                                                                    Page 3 of 7 Pages

--------------------------------------------------------------------------------------------------------
(1)    Names of Reporting Persons
       S.S. or I.R.S. Identification
       Nos. Of Above Persons                                  James Villa

--------------------------------------------------------------------------------------------------------
(2)    Check the appropriate Box                              (a)
       if a Member of a Group                                 (b)

--------------------------------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------------------------------
(4)    Source of Funds
                                                                                OO
--------------------------------------------------------------------------------------------------------
(5)    Check Box if Disclosure of Legal                                               [ ]
       Proceedings is Required Pursuant
       to Items 2(d) or 2(e)

--------------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of                                                  United States
       Organization
------------------------------------ -- ----------------------------------------------------------------

Number of Shares Beneficially           (7)      Sole Voting Power                  10,074,589
Owned Each Reporting Person With
                                        ----------------------------------------------------------------

                                        (8)      Shared Voting                      0
                                        ----------------------------------------------------------------

                                        (9)      Sole Dispositive                   10,074,589
                                        ----------------------------------------------------------------

                                        (10)     Shared Dispositive Power           0

--------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                                         10,074,589

--------------------------------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares                                    [ ]

--------------------------------------------------------------------------------------------------------

(13)     Percent of Class Represented
         by Amount in Row 11                                                    31.l%

--------------------------------------------------------------------------------------------------------
(14)     Type of Reporting Person
                                                                                        IN
--------------------------------------------------------------------------------------------------------
                                   *SEE INSTRUCTIONS BEFORE FILLING OUT

                                    SCHEDULE
--------------------------------------------------------------------------------
                                       13D
CUSIP NO. 456910306                                            Page 4 of 7 Pages



Item 1.      SECURITY AND ISSUER.

Name of Issuer:  Infinite Group Inc. (the "Company")

Address of Issuer's Principal Executive Offices:

                            60 Office Park Way
                            Pittsford, New York 14534

Security:  Common Stock, par value $.001 per share ("Shares")

Item 2. Identity and Background.

         This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended:
Northwest Hampton Holdings, LLC, a New York limited liability company ("Northwest"), and James Villa, a United States citizen (together Northwest and James Villa are the "Reporting Persons").

         Northwest's principal business is consulting. James Villa is the sole member of Northwest, and may be deemed to indirectly beneficially own the Shares directly beneficially owned by Northwest. The business address of the Reporting Persons is c/o Stuart L. Levison, Esq. Allen & O'Brien, One East Avenue, Rochester, New York 14604.

         During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                    SCHEDULE
--------------------------------------------------------------------------------
                                       13D
CUSIP NO. 456910306                                            Page 5 of 7 Pages



Item 3. Source and Amount of Funds or Other Consideration.

         Beneficial ownership (as such term is defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of the 10,074,589 Shares was acquired pursuant to various convertible notes issued by the Company to Northwest in 2003 and 2004 in loan transactions (the "Northwest Notes") to fund the Company's working capital requirements in the principal amount of $432,124 (not including the $14,000 principal amount Northwest Notes sold on November 27, 2006 as described in Item 5(c) below). The Northwest Notes mature on January 1, 2016. Northwest's source of funds for the loans to the Company was its working capital and cash on hand.

Item 4. Purpose of the Transaction.

         The  Northwest   Notes  are  held  by  Northwest  for  the  purpose  of
investment.

         Except as otherwise disclosed herein, the Reporting Persons are not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Company's common stock to be eligible to the deregistered under the Securities Exchange Act of 1934; or (j) any actions similar to those enumerate above.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Subject to certain limitations, as described Item 6 below, the aggregate number of Shares that may be deemed to be beneficially owned by the Reporting Persons are 10,074,589 Shares, which are issuable upon the conversion of the Northwest Notes (includes principal and accrued interest in the amount of $503,730 as of November 27, 2006). The 10,074,589 Shares represent approximately 31.1% of the total outstanding Shares as of November 27, 2006. The percentage of outstanding Shares beneficially owned by the Reporting Persons are based upon the aggregate of 32,389,554 outstanding Shares consisting of (x) 22,314,965 Shares outstanding as of November 27, 2006 and (y) 10,074,589 Shares underlying the Northwest Notes.

                                    SCHEDULE
--------------------------------------------------------------------------------
                                       13D
CUSIP NO. 456910306                                            Page 6 of 7 Pages



         (b) Upon conversion of the Northwest Notes, Mr. Villa, as the sole member of Northwest, would have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all the Shares which underlie the Northwest Notes.

         (c) On November 27, 2006, pursuant to an exemption from registration under Section 4(1 1/2) of the Securities Act of 1933, as amended, the Reporting Persons in private transactions sold (i) 500,000 restricted Shares, at a price of $.10 per share, to an accredited investor; and (ii) $14,000 principal Amount Northwest Notes to certain investors.

         (d) Except as stated within this Item 5, only Mr. Villa has the right to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by this statement. To the knowledge of the Reporting Persons, only Northwest has the right to receive dividends, or proceeds, from the sale of the Shares reported by this statement.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The Northwest Notes are currently convertible into Shares subject to the following limitations:

         1. The Shares issuable upon a proposed conversion can not result in a change in control of the Company which would limit the use of its net operating loss carryforwards; provided, however, if the Company closes a transaction with another third party or parties that results in a change of control which will limit the use of its net operating loss carryforwards, then the change of control provision shall no longer be in effect. The Company estimates that at December 31, 2005, up to approximately 11,000,000 Shares could be issued as a result of conversions of principal and accrued interest before a change of control would be deemed to occur that would limit the use of the Company's net operating loss carryforwards.

         2. Prior to any conversion by Northwest, other note holders holding notes which are then convertible into 5% or more of the Company's then outstanding Shares shall be entitled to participate on a pari passu basis with Northwest and upon any such participation Northwest shall proportionately adjust its conversion request such that, in the aggregate, a change of control which would limit the use of the Company's net operating loss carryforwards does not occur.

                                    SCHEDULE
--------------------------------------------------------------------------------
                                       13D
CUSIP NO. 456910306                                            Page 7 of 7 Pages



Item 7.  Material to be Filed as Exhibits.

         None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 27, 2006

                                             /s/ JAMES VILLA
                                             --------------------
                                             James Villa

                                             Northwest Hampton Holdings, LLC

                                             By: /s/ JAMES VILLA
                                                 -------------------------------
                                                 James Villa
                                                 Its sole member